NEWS RELEASE

New Zone Exploration Plans at Rosemont Supported by Surface Sampling
- Includes 1.3% Cu over 195 feet (59.4 meters) true width

TUCSON, AZ, October 23, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce it will embark on an exploration program in the Narrangansett Zone near its Rosemont copper-molybdenum-silver (“Cu-Mo-Ag”) orebody near Tucson, Arizona. The program will combine airborne and ground-based geophysical surveys with a minimum of 15,000 feet (4,570 meters) of diamond drilling that will:

  target a potential 50-100 million ton conversion of waste to ore from the northern part of the existing Rosemont open-pit minable reserve;
  search for a potential 10 million tons of deeper high-grade material minable by underground methods; and
  identify any additional, buried higher grade targets that may exist on the larger Rosemont property.

Augusta’s recent geological mapping and sampling taken around the Rosemont orebody has identified several very promising new exploration targets. The surface work, integrated with drill results from both historical drilling and Augusta’s recent drilling, has significantly advanced the understanding of fault displacements on rock units, rock alteration and mineralization. These advances show that faulting has apparently displaced the yet-unexplored western extension of the Rosemont Cu-Mo-Ag deposit approximately 4,500 feet (1,400 meters) to the north.

Presently at Rosemont, there exists only a single historical diamond drill hole (“DDH”) that explored these rock formations within the interpreted western faulted extension, and that short hole (170 feet, 51.8 meters total depth) averages 0.76% Cu over its final 86 feet (26.2 meters). North of this DDH, and very encouraging for the discovery of additional high-grade mineralization, is the historical Narrangansett mine that exploited high-grade oxide Cu deposits in a series of open-pit workings located within the Abrigo and Martin Formations. Augusta’s initial results of continuous chip line sampling of the oxidized material in these historical open-pit workings averages up to 1.3% Cu over 195 feet (59.4 meters) true width - results indicative of attractive Cu grades in deeper sulfide mineralization.

Augusta’s Vice-President of Exploration, Mike Clarke, is pleased with the recent exploration results from the Narrangansett Zone near Rosemont. He says, “Lithological and historical considerations indicate very promising exploration potential for Rosemont’s apparent western faulted extension. The extension encompasses the highly prospective Abrigo and Martin Formations that were exploited historically in underground mines elsewhere in the state of Arizona.” He added, “These carbonate rocks were the favored hosts of high-grade mineralization yielding upwards of five percent copper at such mines as Superior and Bisbee.” Augusta plans to carry out a ground-based geophysical survey combining induced polarization (“IP”) and natural source audio-frequency magnetotellurics (“NSAMT”) surveys to refine the new drilling targets. A subsequent minimum of 15,000 feet (4,579 meters) of diamond drilling will focus on the discovery of high-grade underground resources in this exciting new zone.

Much of Augusta’s claim block is covered with Mesozoic sedimentary rocks that, because of their relatively poor susceptibility to mineralization, could mask deeper mineralization. Augusta has contracted EDCON-PRJ of Colorado to carry out a helicopter-supported aeromagnetic survey covering approximately 21 square miles (53.7 square kilometers) in a search for indications of buried mineralization. Follow-up ground work will be carried out on any anomalies discovered by this survey.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont Copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. With a strong ownership profile (Harbinger Capital 19.9%; Management 18%; Sumitomo Corporation 8.7%), solid project economics (NPV 5% $1 billion unlevered/after tax), and proven management team, Augusta is committed to becoming a mid-tier copper producer within the next four years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:
Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com